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FIRM / AFFILIATE OFFICES
September 14, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Attention:	Effie Simpson
Martin James
Geoff Kruczek
Jay Ingram

Re:	Brilliant Earth Group, Inc.
Registration Statement on Form S-1
Filed August 30, 2021
File No. 333-259164

Ladies and Gentlemen:

On behalf of Brilliant Earth Group, Inc. (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated September 3, 2021 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with an amendment to the Registration Statement (“Amendment No. 1”), which has been revised to reflect the Company’s responses to the Staff’s comments and certain other updates. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by electronic mail, a copy of this letter and a marked copy of Amendment No. 1 that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Non-GAAP Financial Measures, page 110

1.

Please revise to more clearly explain how the Free cash flow and Free cash flow conversion non-GAAP measures are useful to investors and to clarify that they are liquidity rather than operating performance measures. When revising, please ensure that any description pertaining to usefulness does not imply that the measures represent the residual cash flow available for discretionary purposes. Lastly, considering your discussion of Key Metrics on page 109, to avoid investor confusion please refrain from using the term “metrics” interchangeably with “non-GAAP financial measures”.

September 14, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages ii, 29 and 113-115.

Executive Compensation Arrangements, page 158

2.	We note that you deleted the disclosure about new employment agreements. Please file as exhibits the current arrangements with your executive officers, such as the offer letters referenced here.

Response: The Company respectfully acknowledges the Staff’s comment and has filed as exhibits to Amendment No. 1 the current arrangements with the Company’s executive officers.

The Transactions, page 167

3.	We note your added disclosure here and throughout regarding intended purchases from the Continuing Equity Owners. Please revise to identify each owner and the amount they will receive.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Company is purchasing LLC Interests from each of the Continuing Equity Owners on a pro rata basis. Additionally, the Company notes that the beneficial ownership of the Company’s executive officers, directors and each person that beneficially owns more than 5% of its Class A common stock, Class B common stock and Class C common stock, both prior to and after the offering after giving effect to the reorganization transactions, is included under “Principal Stockholders.” The Company has revised its disclosure on pages 13, 22, 83, 87, 96, 102 and 171 to further clarify the disclosure.

Brilliant Earth LLC

Note 9. Subsequent Events, page F-48

4.

We note your disclosures relating to the August 26, 2021 complaint against the company. To help an investor better understand the company’s exposure, please revise to disclose, if currently known, the amount of damages, injunctive relief and attorney’s fees and costs sought by the plaintiff.

Response: The Company respectfully acknowledges the Staff’s comment and notes that while the complaint outlines the statutory damages amount for each violation, at this time the current number of alleged violations is unknown. Additionally, the complaint does not specify amounts for injunctive relief or attorney’s fees and costs sought by the plaintiff. As a result, at this time any liability for the alleged claims is not currently probable or reasonably estimable. The Company believes that it has meritorious defenses to the claims and intends to vigorously defend itself against this lawsuit. The Company has revised the disclosure on pages 150 and F-48 accordingly.

* * *

September 14, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 with any questions or comments regarding this correspondence.

Very truly yours,

/S/ TAD J. FREESE
Tad J. Freese of LATHAM & WATKINS LLP

cc:	(via email)
Alex K. Grab, Esq., General Counsel, Brilliant Earth Group, Inc.
Tad J. Freese, Esq., Latham & Watkins LLP
Haim Zaltzman, Esq., Latham & Watkins LLP
Kristen Grannis, Esq., Latham & Watkins LLP
Benjamin J. Cohen, Esq., Latham & Watkins LLP
Shane Tintle, Esq., Davis Polk & Wardwell LLP
Roshni Cariello Banker, Esq., Davis Polk & Wardwell LLP